Exhibit (k)(5)

CAIS SPORTS, MEDIA AND ENTERTAINMENT FUND
DISTRIBUTION AND SERVICING PLAN

This Distribution and Servicing Plan (the “Plan”) has been adopted on a voluntary basis in conformity with Rule 12b-1 (the “Rule”) under the Investment Company Act of 1940, as amended (the “1940 Act”), by CAIS Sports, Media, and Entertainment Fund (the “Fund”) with respect to its classes of shares of beneficial interest (each, a “Class”) listed on Appendix A, as amended from time to time, subject to the terms and conditions set forth herein.

1.	Distribution and Shareholder Servicing Fee

The Fund may pay Ultimus Fund Distributors LLC (the “Distributor”), in its capacity as the Distributor of the Fund’s shares of common stock, with respect to and at the expense of each Class listed on Appendix A, a distribution and servicing fee (the “Distribution and Servicing Fee”).

The Distribution and Servicing Fee under the Plan will be used primarily to compensate the Distributor for such services provided in connection with the offering and sale of shares of the applicable Class, for personal services and/or the maintenance of shareholder accounts services provided to shareholders in the related Class, and to reimburse the Distributor for related expenses incurred, including payments by the Distributor to compensate or reimburse brokers, other financial institutions or other industry professionals (collectively, “Financial Intermediaries”), for distribution services and sales support services provided and related expenses incurred by such Financial Intermediaries.

The Distributor may spend such amounts received hereunder as it deems appropriate on the administration and servicing of each Class’s shareholder accounts, including, but not limited to: responding to inquiries from shareholders or their representatives requesting information regarding matters such as shareholder account or transaction status, net asset value of Shares, performance, services, plans and options, investment policies, portfolio holdings, and distributions and taxation thereof; and dealing with complaints and correspondence of shareholders; compensating financial intermediaries and their employees who service each Class’s shareholder accounts; and paying expenses of such financial intermediaries, including overhead and telephone and other communications expenses.

Payments of the Distribution and Servicing Fee on behalf of a particular Class must be in consideration of services rendered for or on behalf of such Class. However, joint distribution or sales support financing with respect to the shares of the Class (which financing may also involve other investment portfolios or companies that are affiliated persons of such a person, or affiliated persons of the Distributor) are permitted in accordance with applicable law. This Plan does not preclude the Distributor or its affiliates from making additional payments outside of the Plan.

2.	Calculation and Payment of Fees

The amount of the Distribution and Servicing Fee payable with respect to each Class listed on Appendix A will be calculated at the rate per annum of the aggregate net asset value (“NAV”) of that Class determined and accrued as of the last business day of each calendar quarter (before any repurchases of shares of that Class), at the applicable annual rates indicated on Appendix A. The Distribution and Servicing Fee, if any, will be calculated and paid separately for each Class.

3.	Approval of Plan

The Plan and any related agreements will become effective, as to any Class (including any Class not currently listed on Appendix A), at such time as is specified by the Board of Trustees (the “Board”) of the Fund, and shall continue in effect for successive periods of one year for so long as such continuance is specifically approved at least annually by votes of a majority of both (a) the Board of the Fund and (b) those Trustees who are not “interested persons” (as defined in Section 2(a)(19) of the 1940 Act) of the Fund and who have no direct or indirect financial interest in the operation of this Plan or any agreements related to it (the “Qualified Trustees”), cast in person or as otherwise permitted by the U.S. Securities and Exchange Commission (the “SEC”) or its staff at a meeting or meetings called for the purpose of voting on this Plan and such related agreements; and only if the Trustees who approve the implementation or continuation of the Plan have reached the conclusion required by Rule 12b‑1(e) under the 1940 Act.

4.	Continuance of the Plan

The Plan will continue in effect with respect to a Class for one year from the date of execution, and from year to year thereafter indefinitely so long as such continuance is specifically approved at least annually by the Board in the manner described in Section 3 above.

5.	Implementation

All agreements with any person relating to implementation of this Plan with respect to any Class shall be in writing, and any agreement related to this Plan with respect to any Class shall provide: (a) that such agreement may be terminated at any time, without payment of any penalty, by vote of a majority of the Qualified Trustees or by a majority vote of the outstanding voting securities of the relevant Class, on not more than 60 days’ written notice to any other party to the agreement; and (b) that such agreement shall terminate automatically in the event of its assignment.

For the purposes of this Plan, the terms “affirmative vote of a majority of the outstanding shares,” “interested person,” and “assignment” shall have their respective meanings defined in the 1940 Act, subject to the rules and regulations thereunder and any applicable guidance or interpretation of the SEC or its staff. The term “approve at least annually” will be construed in a manner consistent with the 1940 Act and the rules and regulations under the 1940 Act and any applicable guidance or interpretation of the SEC or its staff.

6.	Termination

This Plan may be terminated at any time with respect to the shares of any Class by vote of a majority of the Qualified Trustees, or by a majority vote of the outstanding voting securities of the relevant Class.

7.	Amendments

The Plan may not be amended with respect to any Class so as to increase materially the amount of the Distribution and Servicing Fee described in Appendix A with respect to such Class without approval of a majority vote of the outstanding voting securities of such Class, and all material amendments to this Plan shall be approved in the manner provided for approval of this Plan in Section 3(a) above.

8.	Selection of Certain Trustees

While the Plan is in effect, the selection and nomination of the Fund’s trustees who are not “interested persons” (as defined in the 1940 Act) of the Fund will be at the discretion of the Trustees then in office who are not “interested persons” (as defined in the 1940 Act) of the Fund.

9.	Written Reports

While the Plan is in effect, the Board will receive, and the Trustees will review, at least quarterly, written reports complying with the requirements of the Rule, which set out the amounts expended under the Plan and the purposes for which those expenditures were made.

10.	Preservation of Materials

The Fund will preserve copies of the Plan, any agreement relating to the Plan and any report made pursuant to Section 9 above, for a period of not less than six years (the first two years in an easily accessible place) from the date of the Plan, agreement or report.

Adopted September 24, 2025

APPENDIX A

DISTRIBUTION AND SERVICING PLAN

CAIS SPORTS, MEDIA AND ENTERTAINMENT FUND

Class	Distribution and Servicing Fee
D	0.25%
I	None
S	None

A-1